TREE TOP INDUSTRIES, INC.

666 Fifth Avenue, Suite 300                              775-261-3728 (Tel)
New York, NY 10103                                       775-890-3823 (Fax)
        ____________________________________________________________


VIA Edgar Private Mail
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                                                             March 20, 2006
Mark Kronforst
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:  Tree Top Industries, Inc.
     Form 8-K/ File No. 0-10210

Dear Mr. Kronfrost:

Response to Comment 1: We have amended the 8-K to reflect that the first date we concluded that the financial statements needed to be restated. The date was January 2006 after we received confirmation from our auditor that said restatement was required in response to your comments.

Response to Comment 2: Our auditor has readjusted the interim financial statements. Accordingly, we have amended our 8-K to identify the financial statements that should no longer be relied upon in accordance with Item 4.02(a)(1) of Form 8-K.

Response to Comment 3: We have amended our Form 8-K with a brief description of the stock based compensation issue that resulted in the restatement.

As requested in your comment letter, we acknowledge and affirm:

     - The Company is responsible for the adequacy and accuracy of the disclosure in this filing.

     - The Company acknowledges that staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

     - The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,


TREE TOP INDUSTRIES, INC.


By:/s/ David Reichman, CEO